                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

    /X/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required, effective October 7, 1996)

     For the fiscal year ended December 30, 2001

                                       or

    / / Transition report pursuant to Section 15(d) of the Securities Exchange
        Act of 1934
(No fee required)

For the transition period from                         to
                                 ---------------------    ----------------------

     Commission file number 1-15827


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Visteon Investment Savings Plan
                              for Hourly Employees

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Visteon Corporation
                              5500 Auto Club Drive
                            Dearborn, Michigan 48126


                              REQUIRED INFORMATION

FINANCIAL STATEMENTS AND SCHEDULES.

     Report of Independent Accountants.

     Statement of Net Assets Available for Benefits as of December 30, 2001.

     Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2001.

     Schedule of Assets (Held at End of Year) as of December 30, 2001.

     Schedule of Reportable Transactions for the Year Ended December 30, 2001.

EXHIBIT Consent of Independent Auditors.


                                     11K-1

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         VISTEON INVESTMENT SAVINGS PLAN
                                         FOR HOURLY EMPLOYEES


Date:  June 26, 2002                     By /s/ Robert H. Marcin
                                            ------------------------------------

                                             Robert H. Marcin
                                             Chairman, Visteon Investment Plan
                                             Administrative Committee




                                     11K-2

VISTEON INVESTMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
CONTENTS


--------------------------------------------------------------------------------

                                                                         PAGE(S)

REPORT OF INDEPENDENT ACCOUNTANTS.............................................1


FINANCIAL STATEMENTS
Statement of Net Assets Available for Benefits
 as of December 30, 2001......................................................2

Statement of Changes in Net Assets Available for
 Benefits for the Year Ended December 30, 2001................................3

Notes to Financial Statements...............................................4-8


ADDITIONAL INFORMATION
Schedule I -- Schedule of Assets (Held at End of Year)
 as of December 30, 2001......................................................9

Schedule II -- Schedule of Reportable Transactions for the Year Ended
 December 30, 2001...........................................................10

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Visteon Investment Savings Plan for Hourly Employees


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Visteon Investment Savings Plan for Hourly Employees (the "Plan") at December 30, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Detroit, Michigan
June 26, 2002

VISTEON INVESTMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 30, 2001
--------------------------------------------------------------------------------

ASSETS
Investments, at fair value                                         $ 142,216
                                                                   ----------
    Total assets                                                     142,216
                                                                   ----------

    Net assets available for benefits                              $ 142,216
                                                                   ==========






















The accompanying notes are an integral part of the financial statements.

VISTEON INVESTMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 30, 2001
-------------------------------------------------------------------------------

ADDITIONS
Addition to net assets attributed to
    Net appreciation (depreciation) in fair value
     of investments                                                     $    167
    Interest and dividend income                                           1,818
                                                                        --------
                                                                           1,985
Employee contributions                                                   139,527
                                                                        --------
        Total additions                                                  141,512
Net assets available for benefits
    Beginning of year                                                        704
                                                                        --------

    End of year                                                         $142,216
                                                                        ========


The accompanying notes are an integral part of the financial statements.

VISTEON INVESTMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
  1.   DESCRIPTION OF THE PLAN

       The following description of the Visteon Investment Savings Plan for Hourly Employees (the "Plan") provides only general information. The Plan was established effective July 1, 2000. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan document. Participants should refer to the Plan document for a complete description of the Plan's provisions.

       TYPE AND PURPOSE OF THE PLAN
       The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of Visteon Corporation ("Visteon") and to provide them with an opportunity to become stockholders of Visteon. The Plan includes provisions for voting shares of Visteon stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") applicable to defined contribution pension plans.

       ELIGIBILITY AND VESTING
       Hourly employees are eligible to participate in the Plan three months after their date of hire. Certain other part-time and temporary employees may also be eligible to participate in the Plan. Participation in the Plan is voluntary. Participants are immediately 100% vested in their contributions and actual earnings thereon, regardless of length of service.

       CONTRIBUTIONS
       Under the Plan, and subject to limits required to be imposed by the Internal Revenue Code of 1986, as amended (the "Code"), participants may elect to contribute up to 25% of their eligible wages. Participants may also elect to reduce their annual profit sharing bonus, if any, to be contributed to the Plan. Such contributions are excluded from participants' taxable income.

       PARTICIPANT ACCOUNTS
       Each participant's account is credited with the participant's contributions and allocations of (a) company matching contributions, (b) certain fund expenses. Allocations are based on participant earnings or account balances. Under the Plan, certain funds will charge a fee on short term transfers which is paid from the participant's account. The benefit to which a participant is entitled is determined from the participant's account.

       PLAN ADMINISTRATIVE EXPENSES
       Plan administrative expenses are paid by Visteon and not charged to participants' accounts.

VISTEON INVESTMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

  1.   DESCRIPTION OF THE PLAN (CONTINUED)

       DISTRIBUTIONS
       Distributions of benefits shall be made upon the occurrence of any one of the following:

             -   Retirement of the participant at age 65;
             -   Deferred retirement of the participant beyond age 65;
             -   In-service withdrawal of the participant at age 59 1/2;
             -   Total and permanent disability of the participant;
             -   Death of the participant; or
             -   Termination of employment

       Benefits due upon death are paid in a lump sum and are based on vested amounts in the participants' accounts. Benefits due upon termination, retirement, withdrawal, or disability are paid in a lump sum or through installments over a period of fifteen years and are based on vested amounts in the participants' accounts. In addition, terminated participants with benefits due in excess of $3,500 may defer such benefits until age 65 or in the event that employment termination occurred until age 70 1/2.

       INVESTMENT OPTIONS AND PARTICIPATION
       Participant contributions are invested in accordance with the participant's election in one or more of several investment options available in the Plan.

       The Visteon Stock Fund is a unitized stock fund investment in Visteon common stock with a portion of the fund's assets invested in short-term investments.

       The Managed Income Portfolio II is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans composed of high quality, fixed-income investments. The Portfolio may also purchase investment contracts issued by the insurance companies or banks. Exposure to any single issuer is capped at 5%. The Portfolio purchases money market units to provide daily liquidity.

       The Fidelity Fund is a mutual fund that seeks long-term capital growth by investing in common stocks. The fund potentially invests a portion in bonds, including lower-quality debt securities. The fund may invest in securities of domestic and foreign issuers.

       The Fidelity Magellan Fund is a growth mutual fund that seeks capital appreciation. The fund invests in securities of domestic, foreign, and multinational issuers, however not more than 40% of the fund's assets may be invested in companies operating exclusively in any one foreign country.

       The Fidelity Growth & Income Fund is a mutual fund that seeks to provide high total return through a combination of current income and capital appreciation. The fund normally invests in common stocks. The fund potentially invests in bonds, including lower-quality debt securities, and stocks that are not currently paying dividends, but offer prospects for future income or capital appreciation. The fund may invest in securities of domestic and foreign issuers.

       Details of investments held as of December 30, 2001 are set forth in Schedule of Assets (Held at End of Year).

VISTEON INVESTMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

  1.   DESCRIPTION OF THE PLAN (CONTINUED)

       TRANSFERS OF ASSETS
       The Plan permits the transfer of assets among investment options, with certain restrictions related to transfers to T. Rowe Price Funds and Scudder Funds.

       PARTICIPANT LOANS
       Participants may borrow from the Plan in amounts beginning with a minimum amount of $1,000, up to a maximum amount not to exceed the lesser of: (a) $50,000, or (b) 50% of their vested account balances, at an interest rate equal to the annual prime rate as published by the Wall Street Journal. Repayment of any loan is made through employee payroll deductions not less frequently than once per calendar quarter.

       ADMINISTRATION
       The Plan administrator is responsible for general administration of the Plan for the exclusive benefit of the Plan participants and their beneficiaries, subject to the specific terms of the Plan. Assets of the Plan and related investments are administered by Fidelity Investments (the "Trustee"). It is the Trustee's responsibility to invest Plan assets and to distribute benefits to participants. The Trustee is also responsible for daily administration of Plan activity.

  2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING
       The financial statements of the Plan are prepared under the accrual method of accounting.

       INVESTMENT VALUATION AND INCOME RECOGNITION
       The Plan investments are stated as determined by the Trustee. Purchases and sales are recorded on the trade-date basis.

       Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

       CONTRIBUTIONS
       Contributions to the Plan from employees are recorded in the period that payroll deductions are made from participants.

       PAYMENT OF BENEFITS
       Benefits are recorded when paid.

       USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

VISTEON INVESTMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

  2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       RISKS AND UNCERTAINTIES
       The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for benefits.

  3.   MASTER TRUST (IN THOUSANDS)

       All assets of the Plan are held by the Visteon Corporation Master Trust (the "Master Trust"). The Visteon Investment Plan also has all of its investments in the Master Trust. A summary of the assets of the Master Trust as of December 30, 2001 is as follows:

       Investments, at fair value
           Common stock fund                                  $  57,384
           Common and commingled trust funds                     63,371
           Mutual funds                                         117,155
                                                              ----------
             Total investments                                  237,910
       Loans                                                      4,158
                                                              ----------

             Total assets                                     $ 242,068
                                                              =========


       Interest and dividend income of the Master Trust for the year ended December 30, 2001 was $4,346.

       The net appreciation (depreciation) in fair value of Master Trust investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. During the year ended December 30, 2001 investments depreciated as follows:

       Mutual funds                                         $ (11,820)
       Common stock fund                                        4,426
       Common and commingled trust funds                       (1,033)
                                                            ----------

                                                            $  (8,427)
                                                            =========


       The Plan investments and, in turn, the investments held by the Master Trust are generally directed by participants based on their elections. Allocation of the Master Trust to the participating plans as of December 30, 2001 is as follows:

       EIN 38-3519512, Plan 005 -
           Visteon Investment Savings Plan for Hourly Employees    $     142
       EIN 38-3519512, Plan 002 -
           Visteon Investment Plan                                   241,926
                                                                   ----------

                                                                   $ 242,068
                                                                   =========

VISTEON INVESTMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

  4.   INVESTMENTS

       The following investments represent 5% or more of the Plan's net assets available for benefits at December 30, 2001:

       Visteon Stock Fund, 2,734 units                              $ 24,304
       Fidelity Fund, 284 units                                        8,209
       Fidelity Magellan Fund, 161 units                              16,732
       Fidelity Growth and Income Portfolio, 216 units                 8,085
       Fidelity Managed Income Portfolio II, 40,907 units             40,907
                                                                    ---------

                                                                    $ 98,237
                                                                    ========

       The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the Plan's realized gains or losses and the unrealized appreciation (depreciation) on those investments. During 2001, the Plan's investments appreciated in value by $167 as follows:

       Mutual funds                                                $ (2,014)
       Common stock fund                                              2,135
       Common and commingled trust funds                                 46
                                                                   ---------

                                                                   $    167
                                                                   ========

  5.   RELATED PARTY TRANSACTIONS

       Participants have the option to invest in the Visteon Stock Fund, which consists of investments in Visteon common stock. These transactions are exempt transactions with a party-in-interest.

  6.   TAX STATUS

       A request was made on February 7, 2002 for favorable determination from the Internal Revenue Service ("IRS") for compliance with applicable sections of the Code. As of June 17, 2002, the IRS had not yet issued a favorable determination letter for the Plan.

       The Plan has been designed to be in compliance with applicable requirements of the Code. The Plan administrator and Plan tax counsel believe that the Plan satisfies and is being operated in compliance with applicable provisions of the Code.

  7.   PLAN TERMINATION

       Visteon, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Visteon Stock Fund units in the account of the participant as of the effective date of such termination. There are currently no plans to terminate the Plan.

                                                                      SCHEDULE I


VISTEON INVESTMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 30, 2001
--------------------------------------------------------------------------------

(A)               (B)                                       (C)                              (D)           (E)
                                                 DESCRIPTION OF INVESTMENT
          IDENTITY OF ISSUER,                    INCLUDING MATURITY DATE,
          LESSOR, BORROWER OR                  RATE OF INTEREST, COLLATERAL,                             CURRENT
             SIMILAR PARTY                         PAR OR MATURITY VALUE                    COST**        VALUE

 *     Fidelity Investments         T. Rowe Price International Discovery Fund,
                                     28 units                                                              $   545
 *     Fidelity Investments         Scudder Income Fund, 52 units                                              657
 *     Fidelity Investments         Scudder Growth and Income Fund,  97 units                                2,037
 *     Fidelity Investments         Vanguard 500 Index Fund, 43 units                                        4,586
 *     Fidelity Investments         Vanguard Value Index Fund, 4 units                                          80
 *     Fidelity Investments         Vanguard Explorer Fund, 14 units                                           868
       Comerica Bank, N.A.          Common Stock Fund, 445 units                                             3,341
       Barclays Global Investors    Bond Fund, 218 units                                                     2,546
 *     Visteon Corporation          Visteon Stock Fund   2,734  units                                       24,304
 *     Fidelity Investments         Fidelity Fund, 284 units                                                 8,209
 *     Fidelity Investments         Fidelity Puritan Fund, 109 units                                         1,923
 *     Fidelity Investments         Fidelity Trend Fund, 29 units                                            1,399
 *     Fidelity Investments         Fidelity Magellan Fund, 161 units                                       16,732
 *     Fidelity Investments         Fidelity Contrafund, 26 units                                            1,101
 *     Fidelity Investments         Fidelity Equity-Income Fund, 74 units                                    3,608
 *     Fidelity Investments         Fidelity Growth Company Fund, 99 units                                   5,289
 *     Fidelity Investments         Fidelity Investment Grade Bond Fund, 2 units                                13
 *     Fidelity Investments         Fidelity Growth and Income Portfolio, 216 units                          8,085
 *     Fidelity Investments         Fidelity Value Fund, 36 units                                            1,850
 *     Fidelity Investments         Fidelity Government Income Fund, 342 units                               3,406
 *     Fidelity Investments         Fidelity Independence Fund, 58 units                                       915
 *     Fidelity Investments         Fidelity Real Estate Investment Portfolio Fund,
                                     92 units                                                                1,697
 *     Fidelity Investments         Fidelity Balanced Fund, 16 units                                           232
 *     Fidelity Investments         Fidelity International Growth and Income Fund,
                                     82 units                                                                1,536
 *     Fidelity Investments         Fidelity Canada Fund, 31 units                                             579
 *     Fidelity Investments         Fidelity Utilities Fund, 16 units                                          221
 *     Fidelity Investments         Fidelity Asset Manager, 59 units                                           908
 *     Fidelity Investments         Fidelity Asset Manager Growth, 117 units                                 1,682
 *     Fidelity Investments         Fidelity Dividend Growth Fund, 87 units                                  2,469
 *     Fidelity Investments         Fidelity New Markets Income Fund, 11 units                                 121
 *     Fidelity Investments         Fidelity Global Balanced Fund, 23 units                                    370
 *     Fidelity Investments         Fidelity Managed Income Portfolio II, 40,907 units                      40,907
                                                                                                         ---------

                                                                                                         $ 142,216
                                                                                                         =========


   * Denotes party-in-interest.
  ** Not required per Department of Labor reporting requirements.

                                                                    SCHEDULE II

VISTEON INVESTMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
SCHEDULE OF REPORTABLE TRANSACTIONS
For the Year Ended December 30, 2001
--------------------------------------------------------------------------------


       IDENTITY OF                                                                 PURCHASE     SELLING      LEASE
     PARTY INVOLVED                    DESCRIPTION OF ASSET                         PRICE        PRICE      RENTAL
REPORTING CRITERION I        Single transactions in excess of five
                             percent of current value of plan assets.

                             None.

REPORTING CRITERION II       Series of transactions in other than
                             securities in excess of five percent of current
                             value of plan assets

                             None.

REPORTING CRITERION III      Series of transactions in securities in
                             excess of five percent of current value
                             of plan assets

                             None.

REPORTING CRITERION IV       Single transactions with a nonregulated
                             entity in excess of five percent of
                             current value of plan assets.

                             None.



                                                             CURRENT
       IDENTITY OF               EXPENSES       COST OF       VALUE      NET GAIN
     PARTY INVOLVED              INCURRED       ASSET       OF ASSET    OR (LOSS)
REPORTING CRITERION I




REPORTING CRITERION II





REPORTING CRITERION III





REPORTING CRITERION IV





                                  EXHIBIT INDEX


Exhibit Number                   Exhibit Name
--------------                   ------------

     23              Consent of PricewaterhouseCoopers LLP